                         Rydex Specialized Products LLC
                         9601 Blackwell Road, Suite 500
                               Rockville, MD 20850

                                  June 13, 2006

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Mail Stop 4569
Washington, DC  20549-4561
Attention: Christian N. Windsor, Esq.
           Michael Clampitt, Esq.

     Re:  CurrencyShares Mexican Peso Trust -
          Registration Statement on Form S-1
          Amendment No. 2 (Registration No. 333-132367)

Gentlemen:

     Pursuant to Rule 461 under the Securities Act of 1933, as amended, the undersigned, the Chief Executive Officer of Rydex Specialized Products LLC, the
sponsor (the "Sponsor") of the CurrencyShares Mexican Peso Trust (the "Trust"),
on behalf of the Trust hereby requests that the above-referenced Registration
Statement be declared effective by the Securities and Exchange Commission (the
"Commission") on Thursday, June 14, 2006, at 11:30 a.m. Eastern Daylight Saving
Time, or as soon as practicable thereafter.

     We hereby acknowledge that:

     o    should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the
          Commission from taking any action with respect to the filing;

     o    the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Sponsor on behalf of the Trust from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

     o    the Sponsor and the Trust may not assert the declaration of effectiveness as a defense in any proceeding initiated by the
          Commission or any person under the federal securities laws of the
          United States.

Securities and Exchange Commission
June 13, 2006

     Please contact counsel for the Trust, Patrick Daugherty at (313) 234-7103 or Yvette M. VanRiper at (313) 234-7107, should you have any questions or comments regarding this request.

                                             RYDEX SPECIALIZED PRODUCTS LLC

                                             By: /s/ Michael Byrum
                                                 Michael Byrum
                                                 Secretary

cc: Mr. Timothy Meyer
    Mr. J. Stuart Thomas
    Mr. George Simon
    Mr. Patrick Daugherty
    Ms. Yvette M. VanRiper